[Letterhead of Silver Bay Realty Trust Corp.]

July 16, 2015

VIA EDGAR

Tom Kluck, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Silver Bay Realty Trust Corp.
Registration Statement on Form S-3

(File No. 333-205478)

Dear Mr. Kluck:

Silver Bay Realty Trust Corp., a Maryland corporation (the “Company”), hereby requests that the above-referenced registration statement on Form S-3 filed on July 2, 2015 (the “Registration Statement”), be made effective at 1:00 p.m., Washington D.C. time, on July 20, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                                          Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                                          The Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Daniel J. Buechler

Daniel J. Buechler
General Counsel and Secretary

cc:                                Karen Dempsey (Orrick, Herrington & Sutcliffe LLP)

Rahul Patel (Securities and Exchange Commission)